SIGMABROADBAND CO.

2690 Cobb Parkway, Suite A5

Atlanta, Georgia 33080

T: 800 545 0010 | F: 888 951 0009

Larry Spirgel

Assistant Director

U.S. Securities and Exchange Commission

100 F. Street N.E.

Washington, D.C. 20549

Re: Your Letter Dated November 21, 2014

(“The Comment Letter”)

Regarding SigmaBroadband Co.

Current Report on Form 8-K

Filed November 7, 2014

File No. 333-191426

Dear Mr. Spirgel:

This letter is submitted on behalf of SigmaBroadband Co. (the “Company”) in response to the comment of the Securities and Exchange Commission (the “Commission” ) raised in its letter of November 21, 2014.

SigmaBroadband Co. (the “Company”, “we” or “our”) take(s) very seriously its responsibilities regarding the accuracy and completeness of the disclosures contained in its public filings. The Company appreciates the Staff’s comments as well as the opportunity the review process provides to improve the content of the Company’s public filings.

For ease of reference, the heading and paragraph below correspond to the heading and comment in the Comment Letter, with the Staff’s comment presented in bold italicized text. The Company’s response to the comment immediately follows the reproduced text in regular typeface.

In response to the Comment Letter the Company offers the following response:

1. It appears that you have prematurely declared that you are no longer a shell company. As you note in your disclosure, in order to terminate shell status you must, among other things, have filed current Form 10 information with the Commission. Although you indicate that you have $10 million in unspecified telecommunications equipment on your books, you have not provided any indication of the nature of this equipment nor the nature of any business activities your are engaged in with respect to these assets. Please withdraw this Item 5.06 Form 8-K until you have filed your Form 10 information and provided clear evidence that you are no longer a shell.

SigmaBroadband Co.

December 15, 2014

Company Response:

The Company acknowledges this comment and hereby withdraws Item 5.06 Form 8-K that was filed on November 7, 2014 which was filed prematurely as per the Commission’s comment. The Company will re-file when sufficient Form 10 information has been provided to the Commission.

Finally, please be advised that the Company hereby confirms that it is responsible for the adequacy and accuracy of the disclosures in the Company’s filings. Furthermore, the Company acknowledges that (i) neither staff comments nor changes in disclosure in response to staff comments foreclose the Commission from taking any action with respect to the filings and (ii) we may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that this response has addressed the Commission’s questions relating to the Comment Letter. Should you have additional questions regarding the information contained herein, we would be pleased to discuss them with you.

Date: December 15, 2014	SIGMABROADBAND CO. By: /s/ Jeffery A. Brown Jeffery A. Brown President, Secretary, Principal Executive Officer and Director
Date: December 15, 2014	SIGMABROADBAND CO. By: /s/ Timothy D. Valley Timothy D. Valley Chief Financial Officer and Principal Accounting Officer